This document is a copy of the Form CB filed on 18 November 2015 pursuant to a Rule 201 temporary hardship exemption.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.       )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Mediclinic International Limited

(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Republic of South Africa
(Jurisdiction of Subject Company’s Incorporation or Organization)

Al Noor Hospitals Group plc
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Gert Cornelis Hattingh

Executive: Group Services and Company Secretary

Mediclinic International

Mediclinic Offices

Strand Road, Stellenbosch, 7600

South Africa

Tel:  +27 21 809 6500

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copies to:

Ronald Lavater

Al Noor Specialty Clinic Building, Shabia-10, Mussafah, Abu Dhabi, PO Box 46713

United Arab Emirates

Tel: +971 2406 69 00

Jason Manketo

Linklaters LLP

1 Silk Street

London EC2Y 8HQ

United Kingdom

Tel: +44 207 456 2000

George A. Stephanakis

Cravath, Swaine & Moore LLP

CityPoint

One Ropemaker Street

London EC2Y 9HR

United Kingdom

Tel: +44 (0) 20 7453 1040

17 November 2015

Date Business Combination Commenced

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

The following documents are attached as exhibits to this form CB:

Exhibit No.	Document
99.1	Combined Circular to Mediclinic Shareholders
99.2	South African Prospectus

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933 is included in the Combined Circular to Mediclinic Shareholders and the South African Prospectus.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Exhibit No.	Document
	99.3	Joint transaction announcement dated 14 October 2015 made by Al Noor Hospitals Group plc and Mediclinic International Limited

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent on Form F-X is being filed by Al Noor Hospitals Group plc with the Securities and Exchange Commission on the date hereof.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Seamus Keating
(Signature)

Seamus Keating, Director
(Name and Title)

17 November 2015
(Date)